[redacted]

08030004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 20 2008
Washington, DC
110

SEC FILE NUMBER
8-34261

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EXCEL SECURITIES & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 CANAL VIEW BLVD, SUITE 204
(No. and Street)

ROCHESTER (City) NEW YORK (State) 14623 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH LANZISERA, PRESIDENT 585-424-1234
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RIEDL, ERNST J.
(Name – *if individual, state last, first, middle name*)

331 EAST AVENUE (Address) MACEDON (City) NEW YORK (State) 14502 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ERNST J. RIEDL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EXCEL SECURITIES & ASSOCIATES, INC, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

SHERRY A. JACKSON
Notary Public, State of New York
Qualified in Wayne County
Reg. No. 01JA6171707
My Commission Expires 7-30-2011

Notary Public

Signature

CPA
Title

State of New York
County of Wayne
Subscribed and sworn to before me this 15th day of February 2008

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EXCEL SECURITIES & ASSOCIATES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2007

EXCEL SECURITIES & ASSOCIATES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2007

TABLE OF CONTENTS

ERNST J. RIEDL, CPA

331 EAST AVENUE
MACEDON NY 14502

Telephone 315-986-4555
Fax 315-986-2994

INDEPENDENT AUDITOR'S REPORT

Excel Securities & Associates, Inc.
200 Canal View Blvd
Suite 204
Rochester, New York 14623

I have audited the accompanying statements of financial condition of Excel Securities & Associates, Inc. as of December 31, 2007 and 2006 and the related statements of income, cash flows and changes in equity capital for the years then ended. These financial statements are the responsibility of the firm's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Excel Securities & Associates, Inc. as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Ernst J Riedl

February 19, 2008

EXHIBIT A

EXCEL SECURITIES & ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS		
Current Assets:		
Cash	$ 309,781	$ 361,850
Receivables from Brokers and Dealers - Others	63,960	90,000
Total Current Assets	373,741	451,850
Securities Owned (At Market Value):		
Marketable Securities	69,584	85,378
Property, Furniture and Equipment:		
Furniture and Office Equipment	275,518	244,647
Less, Accumulated Depreciation	173,617	151,376
Net	101,901	93,271
Other Assets:		
Rent Deposits	3,766	3,766
Prepaid Expenses	47,433	57,419
Prepaid Income Taxes	10,040	12,147
Shareholder Loan	26,000	26,000
Total Other Assets	87,239	99,332
Total	$ 632,465	$ 729,831
LIABILITIES AND EQUITY CAPITAL		
Current Liabilities:		
Accounts Payable and Accrued Expenses	$ 190,178	$ 314,720
Total Current Liabilities	190,178	314,720
Deferred Income Tax Liability	27,860	27,860
Total Liabilities	218,038	342,580
Equity Capital:		
Capital Stock	105,823	105,823
Paid in Capital	91,600	91,600
Retained Earnings	217,004	189,828
Total Equity	414,427	387,251
Total	$ 632,465	$ 729,831

The accompanying notes to the financial statements are an integral part of these statements.

EXCEL SECURITIES & ASSOCIATES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Revenue:		
Commissions on Transactions in Exchange Listed Equity Securities Executed on an Exchange	$ 324,765	$ 597,147
Commissions on Listed Option Transactions	55,755	23,885
All other Securities Commissions	792,307	573,260
Total Securities Commissions	1,172,827	1,194,292
Revenue From Sale of Investment Company Shares	494,774	606,348
Fees for Account Supervision, Investment Advice and Administration	1,737,711	1,887,669
Gain on Firm Securities Investment Accounts	5,256	36,705
Revenue From Sale of Insurance Products	116,928	29,887
Other Income	231,873	31,679
Total	3,759,369	3,786,580
Expenses:		
Officer's Compensation	569,500	274,000
Other Employees' Compensation and Benefits	1,039,981	1,056,425
Commissions Paid to Other Broker Dealers	1,225,219	358,888
Regulatory Fees and Expenses	31,485	31,919
Other Expenses	835,215	1,891,104
Depreciation	22,241	21,097
Settlement of Customers' Claims	0	89,646
Total	3,723,641	3,723,079
Net Income Before Income Taxes	35,728	63,501
Income Taxes	8,552	21,141
Net Income	$ 27,176	$ 42,360

The accompanying notes to the financial statements are an integral part of these statements.

EXCEL SECURITIES & ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Cash Flows From Operating Activities:		
Net Income	$ 27,176	$ 42,360
Non-Cash Expenses or (Income):		
Depreciation and Amortization	22,241	21,097
Net Gains from Securities Owned	(5,255)	(36,705)
Deferred Tax Liability	0	12,918
Increase or (Decrease) in Cash Resulting from Changes in the following Operational Assets and Liabilities:		
Accounts Receivable	26,040	(15,000)
Deposits and Prepayments	9,986	12,347
Accounts Payable and Accrued Expenses	(124,541)	107,937
Prepaid or Accrued Income Taxes	2,106	(2,877)
Total	(42,247)	142,077
Cash Flows From Investing Activities:		
Sales or (Purchases) of Securities Owned (Net)	21,049	31,969
Purchases of Equipment	(30,871)	(14,067)
Total	(9,822)	17,902
Cash Flows From Financing Activities:		
Loans from Shareholder	0	0
Total	0	0
Increase (Decrease) in Cash	(52,069)	159,979
Cash Balance - Beginning of Year	361,850	201,871
Cash Balance - End of Year	$ 309,781	$ 361,850
Supplementary Information:		
Interest Paid	$ 0	$ 0
Income Taxes Paid	$ 6,000	$ 11,101

The accompanying notes to the financial statements are an integral part of these statements.

EXCEL SECURITIES & ASSOCIATES, INC.
STATEMENTS OF CHANGES IN EQUITY CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Beginning Balance	$ 387,251	$ 344,891
Additions:		
Net Income for Period	27,176	42,360
Total	414,427	387,251
Deductions:		
None	0	0
Ending Balance - Equity Capital	$ 414,427	$ 387,251

The accompanying notes to the financial statements are an integral part of these statements.

EXCEL SECURITIES & ASSOCIATES, INC.

Notes to the Financial Statements

1. SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION

Excel Securities (the firm or Excel) was formed as a sole proprietorship by Mr. Joseph Lanzisera in November 1985. In January 1998 the business was incorporated as Excel Securities & Associates, Inc.

The following is a brief description of the accounting policies employed by Excel Securities & Associates, Inc.

The financial statements and books are kept on the accrual basis of accounting.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue is derived from commissions received from security transactions made on behalf of customers with security firms and various mutual funds. Excel does not carry customer's accounts, nor holds securities for customers. Revenue is also derived from account supervision and from advisory and administration fees.

The firm's furniture and office equipment is stated at cost less accumulated depreciation. Depreciation is computed by accelerated rates allowed for income tax purposes except that the firm does not use the first year write offs (Section 179) for financial reporting.

Deferred taxes or tax benefits are provided on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes.

Certain securities held by the firm are carried at market values and gains or losses from these securities are reported on a mark-to-market basis.

2. CASH

The cash balances are held in one commercial bank and in interest bearing accounts with one security firm which includes a required reserve of $25,000.

3. SECURITIES OWNED

Securities held by the firm at December 31, 2007 had a market value of $ 69,584. At December 31, 2006 the firm owned securities with a market value of $ 85,378.

4. REVENUE

The firm does not keep separate accounts for the classification of the commissions earned from security transactions, except for commissions earned from the sale of investment company shares. The classification used on Exhibit "B" is an approximation ascertained from an analysis made by management.

5. LEASE OBLIGATIONS

The firm leases its office space under a non-cancelable lease expiring in October 2012. Monthly lease payments are $ 3,344. Future minimum lease payments for the years 2008 through 2012 total $ 193,950.

6. INCOME TAXES

The firm's deferred tax liability amounted to $27,860 at December 31, 2007 and 2006. This deferred liability is due to differences in reporting for depreciation for financial purposes and income tax reporting.

7. RELATED PARTY TRANSACTIONS

Through December 31, 2007 the sole shareholder had made an interest free cash loan of $26,000.

8. SETTLEMENT OF LAW SUITS

In year 2006 the firm settled two malpractice claims totaling $89,646.

ERNST J. RIEDL, CPA
331 EAST AVENUE
MACEDON NY 14502

Telephone 315-986-4555
Fax 315-986-2994

INDEPENDENT AUDITOR'S REPORT
ADDITIONAL INFORMATION

Excel Securities & Associates, Inc.
200 Canal View Blvd
Suite 204
Rochester, New York 14623

My report on the examination of the basic financial statements of Excel Securities & Associates, Inc. for the years ended December 31, 2007 and 2006 appears on page 3. These audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained in Exhibits "E" through "H" has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 19, 2008

Ernst J Riedl

EXCEL SECURITIES & ASSOCIATES, INC.
STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Balance, Beginning of Period	$ 0	$ 0
Increases	0	0
Decreases	0	0
Balance, End of Period	$ 0	$ 0

EXCEL SECURITIES & ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
Total Ownership Equity	$ 414,427	$ 387,251
Deduct, Ownership Equity Not Allowable for Net Capital	0	0
Total Ownership Equity Qualified For Net Capital	414,427	387,251
Add, Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	0	0
Total Capital and Allowable Subordinated Liabilities	414,427	387,251
Deduct: Non-Allowable Assets (Net Book Value of Furniture and Office Equipment and Other Assets)	189,140	192,603
Securities and Investments not Readily Marketable	0	0
Total Non-Allowable Assets	189,140	192,603
Net Capital Before Haircuts on Security Positions	225,287	194,648
Haircuts on Proprietary Security Positions	10,438	12,807
Net Capital	$ 214,849	$ 181,841

EXCEL SECURITIES & ASSOCIATES, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2007 UNAUDITED FORM X-17A-5
WITH AUDITED FINANCIAL STATEMENT

	Unaudited Per Form X 17A 5	Per Audit Report	Difference	Explanation
Total Ownership Equity	$ 436,410	$ 414,427	$ (21,983)	
Deduct, Ownership Equity Not Allowable for Net Capital	0	0	0	
Total Ownership Equity Qualified for Net Capital	436,410	414,427	(21,983)	(A) below
Add, Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	0	0	0	
Total Capital and Subordinated Liabilities	436,410	414,427	(21,983)	
Deduct: Non-Allowable Assets:				
Net Book Value of Furniture and Office Equipment and other Assets	210,788	189,140	(21,648)	(B) below
Securities and Investments not Readily Marketable	0	0	0	
Total Non-Allowable Assets	210,788	189,140 0	(21,648)	
Net Capital Before Haircuts and Security Positions	225,622	225,287	(335)	Net effect
Haircuts on Proprietary Security Positions	10,438	10,438	0	
Net Capital	$ 215,184	$ 214,849	$ (335)	

Explanation of Auditor's Adjustments:

(A)	1) Increase in depreciation expense	$ (22,241)
	2) Increase in provision for income taxes	(4,247)
	3) Reduction of professional fees	4,700
	4) Additional interest earned	1,335
	5) Additional payables	(1,530)
	Total	$ (21,983)
(B)	1) Increase in depreciation expense	$ (22,241)
	2) Decrease in equipment	(2,000)
	3) Increase in other assets	2,593
	Total	$ (21,648)

EXCEL SECURITIES & ASSOCIATES, INC.
RECONCILIATION OF UNAUDITED STATEMENT OF FINANCIAL CONDITION AT DECEMBER 31, 2007 WITH AUDITED FINANCIAL STATEMENTS

	Per Form X 17A 5	Per Audit Report	Difference	Explanation
ASSETS				
Cash	$ 308,446	$ 309,781	$ 1,335	(1)
Receivables from Brokers	63,960	63,960	0	
Receivable from Stockholder	26,000	26,000	0	
Other Securities	69,584	69,584	0	
Property, Furniture and Fixtures (Net)	126,142	101,901	(24,241)	(2) & (3)
Other Assets	58,646	61,239	2,593	(4) & (5)
Total	$ 652,778	$ 632,465	$ (20,313)	
LIABILITIES AND OWNERSHIP EQUITY				
Accounts Payable and Accrued Expenses	$ 188,508	$ 190,178	$ 1,670	(6)
Deferred Income Taxes	27,860	27,860	0	
Total Liabilities	216,368	218,038	0 1,670	
Ownership Equity:				
Common Stock	105,823	105,823	0	
Additional Paid in Capital	91,600	91,600	0	
Retained Earnings	238,987	217,004	(21,983)	(7)
Total	436,410	414,427	(21,983)	Net Effect
Total	$ 652,778	$ 632,465	$ (20,313)	

(1) Increase in interest income	1,335
(2) Increase in depreciation expense	(22,241)
(3) Decrease in offfice equipment	(2,000)
(4) Adjustment for prepaid expenses	4,700
(5) Increase in accrued income taxes	(2,107)
(6) Additional expenses	(1,670)
(7) Reduction of net income for year	(21,983)

EXHIBIT J

ERNST J. RIEDL, CPA
331 EAST AVENUE
MACEDON NY 14502

Telephone 315-986-4555
Fax 315-986-2994

Excel Securities & Associates, Inc.
200 Canal View Blvd,
Suite 204
Rochester, New York 14623

My examination of the financial statements of Excel Securities & Associates, Inc. for the year ended December 31, 2007 did not disclose any material inadequacies that may exist or may have existed since the date of the previous audit of Excel Securities & Associates, Inc for the year ended December 31, 2006.

February 19, 2008

Ernst J Riedl

OATH OF AFFIRMATION

I, JOSEPH LANZISERA, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Excel Securities & Associates, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature ____________________

Title: President

Notary ____________________

JANET M. COLLAMER
Notary Public, State of New York
Monroe County, #4799400
Commission expires 4/31/2010

ERNST J. RIEDL, CPA

331 EAST AVENUE
MACEDON NY 14502

Telephone 315-986-4555
Fax 315-986-2994

Excel Securities & Associates, Inc.
200 Canal View Blvd
Suite 204
Rochester, New York 14623

My report dated February 19, 2008 on the audited statement of financial condition of Excel Securities & Associates, Inc. as of December 31, 2007 expressed an unqualified opinion on that statement. A reconciliation of the statement with the statement of financial condition submitted by Excel Securities & Associates, Inc. in its unaudited Focus Report, Form X-17a-5, did not disclose any material differences.

Likewise, my audited statement of the net capital of Excel Securities & Associates, Inc. as of December 31, 2007 did not materially differ from the unaudited statement of net capital reported by Excel Securities & Associates, Inc. on its Focus Report, Form X-17A-5.

Ernst J Riedl

February 19, 2008